UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                        PHOENIX GOLD INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   719068 10 8
                                 (CUSIP Number)

                                   NELSON OBUS
                            WYNNEFIELD CAPITAL, INC.
                          450 SEVENTH AVENUE, SUITE 509
                            NEW YORK, NEW YORK 10123
                                 (212) 760-0134
                       (Name, Address and Telephone Number
                                    of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 24, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.719068 10 8                   13D/A                   Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3688497

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         141,140

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    274,810
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         141,140

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    274,810

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     415,950

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.719068 10 8                   13D/A                   Page 3 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS:  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3953291

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         189,260

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    226,690
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         189,260

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    226,690

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     415,950

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.719068 10 8                   13D/A                   Page 4 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not Applicable

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         85,550

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    330,400
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         85,550

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    330,400

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     415,950

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

         This Amendment No. 6 amends the amended and restated Statement of Beneficial Ownership on Schedule 13D, as amended by Amendment No. 5, filed with the Securities and Exchange Commission on September 21, 2000 and January 24, 2002, respectively (together, the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield"), Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield I"), and Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Offshore") (collectively the "Reporting Persons" and/or the "Wynnefield Group"), with respect to the shares of common stock, $0.01 par value per share, of Phoenix Gold International, Inc., an Oregon corporation, with offices located at 9300 N. Decatur Street, Portland, Oregon 97203 (the "Issuer"). This Statement also includes information about the following persons (collectively, the "Controlling Persons"): Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("Capital"), Nelson Obus ("Obus") and Joshua Landes ("Landes"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The response to Item 4 is hereby supplemented by adding the following:

         On February 24, 2003, the Wynnefield Group delivered a letter, attached hereto as Exhibit 99.1, to the Issuer's board of directors in connection with its shareholder proposal recommending the implementation of cumulative voting to elect the Issuer's board of directors. In such letter, the Wynnefield Group notes that a majority of non-management/director shares voted in favor of its cumulative voting proposal at the Issuer's annual shareholder meeting on February 11, 2003 and urges the Issuer's board of directors to create a reasonable exit opportunity for outside minority shareholders.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The response to Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 99.1 Letter from the Wynnefield Group to the board of directors of the
             Issuer, dated February 24, 2003.

                                   SIGNATURES


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date:  February 25, 2003
                                WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                By: Wynnefield Capital Management, LLC,
                                its general partner

                                /s/ Nelson Obus
                                ------------------------------------------------
                                Name:  Nelson Obus
                                Title: Managing Member


                                WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                                By: Wynnefield Capital Management,LLC,
                                its general partner

                                /s/ Nelson Obus
                                ------------------------------------------------
                                Name:  Nelson Obus
                                Title: Managing Member


                                WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                By: Wynnefield Capital, Inc.,
                                its general partner

                                /s/ Nelson Obus
                                ------------------------------------------------
                                Name:  Nelson Obus
                                Title: President

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX

                                                                        Page No.

Exhibit 99.1  Letter from the Wynnefield Group to the board                8
              of directors of the Issuer, dated February 24, 2003.